

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2011

Mr. Stephen M. Butz
Senior Vice President, Chief Financial Officer and Treasurer
Hercules Offshore, Inc.
9 Greenway Plaza, Suite 2200
Houston, Texas 77046

> **Re:** **Hercules Offshore, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 2, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 26, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed October 28, 2010**
> **File No. 000-51582**

Dear Mr. Butz:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director